Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT by and between ADEX MEDIA, INC. and THE MEMBERS OF DIGITAL INSTRUCTOR, LLC August 12, 2008

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (“Agreement”) dated as of August 12, 2008, is entered into by AdEx Media, Inc., a Delaware corporation (“Buyer”) and the Members of Digital Instructor, LLC, a Colorado limited liability company (the “Company”), listed on Schedule A attached hereto and incorporated herein by reference (each a “Member” and collectively, the “Members,” and with the Buyer, the “Parties” or individually “Party”).

RECITALS

WHEREAS, the Members are the owners of all of the membership interests, and are the sole members, of the Company; and

WHEREAS, Buyer desires to purchase all outstanding membership interests in the Company (the “Membership Interests”) from the Members and the Members desire to sell all outstanding Membership Interests in the Company to Buyer;

NOW THEREFORE, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

AGREEMENT

ARTICLE I

1.     DEFINITIONS

  As used herein, the terms below shall have the following meanings:

1.1     “Action” shall mean any action, claim, suit, litigation, proceeding, arbitral action, governmental audit, criminal prosecution, governmental investigation or unfair labor practice charge or complaint.

1.2     “Affiliate” shall have the meaning set forth in the Exchange Act.

1.3     “Ancillary Agreements” shall mean the ancillary agreements to be entered into in connection with the consummation of the transactions contemplated by this Agreement.

1.4     “Books and Records” shall mean (a) all records and lists pertaining to the Company, including records and lists of the Company relating to the customers, suppliers or personnel of the Company, (b) all product, business and marketing plans of the Company, and (c) all books, ledgers, files, reports, plans, drawings and operating records of every kind maintained by the Company.

1.5     “Business Day(s)” shall mean any day other than a Saturday, Sunday, national holiday or other day on which banks are generally closed in the State of California.

1.6     “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

1.7     “Contract” shall mean any material agreement, contract, sub-contract, note, loan, evidence of indebtedness, lease, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which Company is a party or is bound, whether oral or written.

1.8     “Contract Rights” shall mean all rights and obligations of Company under the Contracts.

1.9     “Copyrights” shall mean United States and foreign registered copyrights, copyright applications, and unregistered copyrights.

1.10     “Court Order” shall mean any judgment, writ, decision, consent decree, injunction, determination, ruling, or order of any federal, state or local court or governmental agency, department or authority that is binding on any person or its property under applicable law.

1.11     “Damages” shall mean damages, Liabilities, losses (including diminution in value), obligations, deficiencies, claims, demands, Taxes, fines, penalties, costs, and expenses of any kind or nature whatsoever (whether or not arising out of third-party claims), including interest, costs of mitigation, lost profits, attorneys’ fees and all amounts paid in investigation, defense, or settlement of any of the foregoing.

1.12     “Default” shall mean (a) a breach of or default under any Contract, (b) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract, or (c) the occurrence of an event that with or without the passage of time or the giving of notice or both would (i) give rise to a termination, renegotiation or acceleration under any Contract, or (ii) give rise to a right of termination, renegotiation or acceleration under any Contract.

1.13     “Disclosure Schedule” shall mean a schedule executed and delivered by the Members to Buyer as of the date hereof that sets forth the exceptions to the representations and warranties contained in Article 3 and certain other information called for by this Agreement.  Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule that is included in the Disclosure Schedule.

1.14     “Encumbrance” shall mean any claim, lien, pledge, option, charge, easement, security interest (including any security interest filed pursuant to a financing statement in order to perfect and/or establish the priority of such security interest), deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

1.15     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

1.16     “Financial Statements” shall mean (i) the audited statement of results of operations for the Company that covers the years ended December 31, 2006 and December 31, 2007, (ii) the audited balance sheets for the Company as of December 31, 2006 and December 31, 2007, and (iii) the unaudited statements of results of operations for the Company as of July 15, 2008.  The July 15, 2008, balance sheet is hereinafter referred to as the “Most Recent Balance Sheet” and July 15, 2008, is hereinafter referred to as the “Most Recent Balance Sheet Date.”

1.17     “GAAP” shall mean United States generally accepted accounting principles consistently applied.

1.18     “Intellectual Property” shall mean all Copyrights, Trademarks, Patents, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto, other than generally commercially available third party software (a) that has not been materially modified by Company, (b) for which Company can either freely assign its rights to a successor of Company or that Buyer may separately obtain on reasonable terms, and (c) that is either subject only to a shrink wrap license agreement, or is immaterial to the business of the Company), Trade Secrets, franchises, know-how, inventions, website content, designs, specifications, processes, plans, drawings, mask works, utility models, URLs and Domain Names, protocols, moral rights, internal operating systems and intellectual property rights of Company; and any renewal, extension, reissue, continuation, or division rights, applications, and/or registrations for any of the foregoing.

1.19     “IT Assets” shall mean those Company assets comprised of any computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and other information technology equipment, and all associated documentation.

1.20     “Knowledge” shall mean:

1.20.1 with respect to each Member except for Dennis Hefter (“Hefter”), the actual knowledge of such Member of a particular fact, event or matter; and

1.20.2 with respect to Hefter in his capacity as a Member of the Company, Hefter will be deemed to have knowledge of a particular fact, event or matter if (i) Hefter has actual knowledge of such fact, circumstance, event or matter, or (ii) knowledge of such fact, event or matter would be obtained by reasonable inquiry under the relevant circumstances.

1.21     “Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured or other.

1.22     “Material Adverse Effect” shall mean with respect to the Company and each Subsidiary, any material adverse effect or change in the condition (financial or other), business, results of operations, prospects, assets, Liabilities or operations of the Company or Subsidiary or to the ability of the Company or any Subsidiary to consummate the transactions contemplated hereby, or any event or condition that could, with the passage of time, constitute a material adverse effect or material adverse change.

For the avoidance of doubt, Material Adverse Effect shall not include any change resulting from conditions affecting the industry in which the Company or any Subsidiary operates or from changes in general business or economic conditions.

1.23     “Ordinary Course of Business” or “Ordinary Course” or any similar phrase shall mean the ordinary course of business consistent with Company’s past commercially reasonable business practice (including with respect to frequency and quantity).

1.24     “Patents” shall mean United States and foreign patents, letters patent, applications for any of the foregoing, all continuations, continuations in part, divisions, reissues, substitutions and extensions thereof, any and all rights corresponding thereto, and all inventions and discoveries that are or may be patentable.

1.25     “Permits” shall mean all licenses, registrations, certifications, permits, franchises, approvals, authorizations, waivers, consents or orders of, or filings with, any governmental authority, whether foreign, federal, state or local, or any other person, necessary or desirable for the present conduct of, or relating to the operation of the Company’s business.

1.26     “Regulations” shall mean any laws, statutes, ordinances, regulations, rules, court decisions, principles of law and orders of any foreign, federal, state or local government and any other governmental department or agency, including environmental laws, energy, motor vehicle safety, public utility, zoning, building and health codes, import and export laws, Foreign Corrupt Practices Act, and occupational safety and health and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

1.27     “Representative” shall mean any officer, director, principal, attorney, agent, employee or other representative.

1.28     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

1.29     “Subsidiary” shall mean any entity with respect to which a specified person (or a subsidiary thereof) owns a majority of the voting securities or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

1.30     “Tax” and “Taxes” shall mean all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, VAT, service, service use, ad valorem, value added, transfer, franchise, profits, capital stock, alternative or add-on minimum, estimated, license, lease, withholding, social security (or similar), payroll, employment, excise, estimated, premium, severance, stamp, recording, occupation, real and personal property, gift, environmental, unemployment, registration, windfall profits or other taxes, customs duties, fees, assessments, or charges of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, together with any interest, fines, penalties, additions to tax or other additional amounts imposed thereon or with respect thereto imposed by any taxing authority (federal, state, local or foreign).

The terms “Tax” and “Taxes” shall include any Liability of the Company or any Subsidiary or any Dissolving Subsidiary for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined, or unitary group, or being a party to any agreement or arrangement whereby Liability of Company for payment of such amounts was determined or taken into account with reference to the Liability of any other person.

1.31     “Trade Secrets” shall mean all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, blue prints, designs, data compilations, research results, and other information.

1.32     “Trademarks” shall mean United States and foreign registered trademarks, registered service marks, trademark and service mark applications, unregistered trademarks and service marks, registered domain names, trade names, designs, trade dress, and general intangibles of a like nature, together with all goodwill related to the foregoing.

1.33     “URLs and Domain Names” shall mean all Internet uniform resource locators and domain names of Company.

ARTICLE II

2. PURCHASE OF MEMBERSHIP INTERESTS

2.1             Purchase of Membership Interests.  At the Closing (as defined herein) and subject to and upon the terms and conditions of this Agreement, the Members hereby agree to sell, transfer, convey, assign and deliver to Buyer, and Buyer hereby agrees to purchase, acquire and accept from the Members, all outstanding Membership Interests in consideration for the payment to each of the Members of their pro rata portion (as set forth on Schedule A) of the Purchase Price.  Buyer’s obligation hereunder with regard to each Member is contingent and conditioned upon each Member fulfilling its respective conditions and obligations hereunder.

2.2             Purchase Price. The Purchase Price to be paid by the Buyer for the Membership Interests shall be as follows:

2.2.1 On the Closing Date (as defined herein), One Million Dollars ($1,000,000) via wire transfer to an account specified by the Members prior to Closing;

2.2.2 On the Closing Date, a senior secured promissory note (“Note”) in the principal amount of Five Hundred Thousand Dollars ($500,000) substantially in the form as set forth on Exhibit 1 and secured by a Security Agreement substantially in the form as forth on Exhibit 2.

2.2.3 On the Closing Date, One Million Two Hundred Thousand (1,200,000) restricted common shares of Buyer (the “Shares,” including any additional shares issued pursuant to Section 2.2.3(a) below), subject to the following:

(a) Share Reset.

(i) On such date that is six (6) months from the Closing Date, Buyer shall determine the volume weighted average price (“VWAP”) of Buyer’s common stock for the preceding twenty (20) trading days (the “Six Month VWAP”).  In the event that the Six Month VWAP is less than Two Dollars Fifty Cents ($2.50) per share, Buyer shall issue a number of restricted common shares in addition to the Shares issued pursuant to Section 2.2.3 above, as determined by the following formula:

600,000  x  [$2.50 - Six Month VWAP]
Six Month VWAP

By way of example only and not limitation, if the Six Month VWAP is $2.00, Buyer would issue 150,000 additional restricted common shares (600,000 x $0.50/ $2.00 = 150,000)

(ii)  On such date that is twelve (12) months from the Closing Date, Buyer shall determine the VWAP of Buyer’s common stock for the preceding twenty (20) trading days (the “Twelve Month VWAP”).  In the event that the Twelve Month VWAP is less than Two Dollars Fifty Cents ($2.50) per share, Buyer shall issue a number of restricted common shares in addition to the Shares issued pursuant to Section 2.2.3, as determined by the following formula:

600,000  x  [$2.50 - Twelve Month VWAP]
Twelve Month VWAP

By way of example only and not limitation, if the Twelve Month VWAP is $1.00, Buyer would issue 900,000 additional restricted common shares (600,000 x $1.50/ $1.00 = 900,000).

(iii) Notwithstanding the foregoing, in the event that the Six Month VWAP and/or the Twelve Month VWAP is less than Seventy-Five Cents ($.75) per share, the Six Month VWAP and/or the Twelve Month VWAP, as may be the case, shall be deemed to be Seventy-Five Cents ($.75) for purposes of calculating additional shares to be issued pursuant to the above formulae (the “VWAP Collar”).

(b) Trading Lockdown.  The Shares will be subject to a lockup and share release schedule as set forth on Schedule B. Each of the Members will enter into a separate Lock-Up and Share Release Agreement (“Lock-Up Agreement”) in substantially the form attached hereto as Exhibit 3.  For the avoidance of doubt, the Parties acknowledge and agree that any additional restricted common Shares issued pursuant to Section 2.2.3(a) above shall constitute Shareholder Shares (as defined in the Lock-Up Agreement) and shall, for the sole purpose of the Lock-Up Agreement, be treated as if issued as of the Closing Date; therefore, such additional Shares shall not be subject to any lockup or share release restrictions except as set forth in the Lock-Up Agreement or as required by law.

(c) Share Certificates. Buyer shall issue share certificates (“Share Certificates”) evidencing the Shares to the Members as soon as reasonably practicable after Closing.  The Parties agree and acknowledge that the issuance of the Share Certificates by Buyer is not a condition precedent to the Closing.

2.2.4 An additional amount (the “Earn Out”) up to Five Hundred Thousand Dollars ($500,000) payable in cash following the expiration of the period commencing on the Closing Date and ending on that date that is twelve (12) months from the Closing Date (the “Earn Out Period”) based on the Company achieving certain gross revenue performance milestones as further set forth on Schedule C, subject to the following:

(a) No later than sixty (60) days after the end of the Earn Out Period, Buyer shall notify the duly appointed agent of the Members (the “Members’ Agent”) in writing of its determination of the Earn Out, which shall set forth in reasonable detail Buyer’s calculation of the Earn Out, and shall be accompanied by a certificate executed by a senior executive of Buyer to the effect that the Earn Out calculation has been prepared in accordance with GAAP and in good faith (the “Earn Out Determination”).  The Members’ Agent will notify Buyer in writing within thirty (30) days after receipt of the Earn Out Determination (the “Earn Out Determination Dispute Period”) if the Members’ Agent, in good faith, disagrees with Buyer’s calculation of the Earn Out as set forth in the Earn Out Determination (the “Earn Out Determination Dispute Notice”).  The Earn Out Determination Dispute Notice, if any, shall set forth in reasonable detail the basis for such disagreement, the dollar amounts involved and Members’ Agent’s calculation of the Earn Out, and shall be accompanied by a certificate executed by Members’ Agent to the effect that the Earn Out Determination Dispute Notice has been prepared in good faith.  Buyer will, upon the receipt of an Earn Out Determination Dispute Notice and a written request by the Members’ Agent, and subject to the execution by Members’ Agent of a customary confidentiality agreement, provide Members’ Agent and its representatives reasonable access during normal business hours to such books and records of the Company as are reasonably requested by Members’ Agent in connection with the Earn Out Determination Dispute Notice.  If no Earn Out Determination Dispute Notice is received by Buyer from Members’ Agent within the Earn Out Determination Dispute Period, Buyer’s Earn Out Determination will be final and binding upon the Parties hereto and Buyer shall issue payment of such Earn Out within fifteen (15) days of the expiration of the Earn Out Determination Dispute Period.

                            Upon receipt by Buyer of the Earn Out Determination Dispute Notice, if any, the Parties agree to submit any disagreement with respect to the Earn Out in writing to a panel of two appointees, one appointed by Buyer and one appointed by Members, who shall promptly meet and confer in good faith in an effort to expeditiously resolve such dispute.  To the extent such appointees are unable to resolve any disagreement with respect to the Earn Out within thirty (30) days after receipt by Buyer of the Earn Out Determination Dispute Notice, Buyer and Members’ Agent shall submit their dispute to a mutually acceptable nationally recognized public accounting firm with no material relationship to any Party as promptly as practicable.  In the event that Buyer and Members’ Agent cannot mutually agree on an accounting firm, each of Buyer and Members’ Agent shall designate one such accounting firm, and the two accounting firms so designated shall mutually agree upon and appoint a third nationally recognized public accounting firm with no material relationship to any Party to review and resolve such dispute.

Buyer and Members agree that the determination of such accounting firm as to the computation of the Earn Out will be final and binding absent manifest error, and that judgment may be entered thereon in any court having jurisdiction over the Party or Parties against whom such determination is sought to be enforced.  In resolving any disputed item, such accounting firm shall limit its review to matters specifically set forth in the Earn Out Determination and the Earn Out Determination Dispute Notice.  The Earn Out as determined by such accounting firm in accordance herewith, or as otherwise agreed upon by Buyer and Members’ Agent, will be deemed the “Final Earn Out Determination.”  The fees and expenses of any accounting firm selected pursuant to and in accordance with this Section will be paid, in its entirety, by the Party hereto whose calculation of the Earn Out as initially submitted to such accounting firm is furthest away from the Final Earn Out Determination.

(b) Buyer shall have no obligation to pay the Earn Out in the event that Buyer terminates Hefter for Cause during the Earn Out Period. “Cause” shall have the meaning as defined in that certain Employment Agreement by and between Buyer and Hefter (the “Employment Agreement”) substantially in the form as set forth on Exhibit 4.

2.3     The Closing.

2.3.1      Unless this Agreement is earlier terminated, and subject to the satisfaction or waiver of each of the conditions set forth herein in writing executed by the Parties, the closing (“Closing”) shall be held by electronic transmission of documents and wire transfer, and will be effective as of 12:01 a.m., Pacific Day Time, on August 12, 2008, or on such other date as Buyer and the Members may mutually agree in writing (the “Closing Date”).  All transactions at the Closing shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed and no documents or certificates shall be deemed to have been delivered until all other transactions are completed and all other documents and certificates are delivered.

2.3.2     At the Closing, each Member shall execute and deliver such documents as are necessary to effect a transfer of his Membership Interest to the Buyer, and Buyer shall issue to the Members their pro rata portion of the Purchase Price as set forth in Section 2.2.

2.4     Tax Consequences.

2.4.1 Buyer makes no representations or warranties to any Member regarding the Tax treatment of the sale of the Membership Interests, or any of the Tax consequences to any Member of this Agreement, the sale of the Membership Interests or any of the other transactions or agreements contemplated hereby. Each Member acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement, the sale of the Membership Interests and the other transactions and agreements contemplated hereby.

2.4.2 No Member makes any representations or warranties to Buyer regarding the Tax treatment of the purchase of the Membership Interests, or any of the Tax consequences to Buyer of this Agreement, the purchase of the Membership Interests or any of the other transactions or agreements contemplated hereby.  Buyer acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement, the purchase of the Membership Interests and the other transactions and agreements contemplated hereby.

2.5     Withholding Rights. Buyer shall be entitled to deduct and withhold from any cash payments deliverable under this Agreement to any Member such amounts in cash as Buyer is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Buyer is not presently aware of any deduction or withholding required in connection with the cash payments deliverable under this Agreement.

2.6     Taking of Necessary Action; Further Action.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Buyer with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of Buyer are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

3.     REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

 The Members severally and individually represent and warrant to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article 3 are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3.  The disclosures in any section or subsection of the Disclosure Schedule shall qualify only the corresponding section or subsection in this Article 3, except as specifically referenced in the Disclosure Schedule.

3.1        Organization, Qualification and Corporate Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Colorado, and has all requisite power and authority (corporate and other) to own its properties, to carry on its business as now being conducted, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction listed in Section 3.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  True, correct and complete copies of the Certificate of Formation and Limited Liability Company Operating Agreement of the Company, each as amended to date, have been previously delivered to the Buyer, and no amendments have been made thereto or have been authorized since the date thereof. The Company is not in default under or in violation of any provision of its Certificate of Formation or Limited Liability Company Operating Agreement which would constitute a Material Adverse Effect.

3.2     Authorization of Transaction.  Each of the Members has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  To the Knowledge of each of the Members, the execution and delivery by the Members of this Agreement, the performance by the Members of this Agreement and the Ancillary Agreements and the consummation by the Members of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company.  Without limiting the generality of the foregoing, the Members of the Company by a unanimous vote determined that the transactions contemplated by this Agreement are fair to and in the best interests of the Company and its Members. This Agreement has been duly and validly executed and delivered by the Members and constitutes, and each of the Ancillary Agreements, upon its execution and delivery by the Members, will constitute, a valid and binding obligation of the Members, enforceable against the Members in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and is subject to general principles of equity.

3.3     Noncontravention. Except as set forth in Section 3.3 of the Disclosure Schedule, neither the execution and delivery by the Members of this Agreement or the Ancillary Agreements, nor the consummation by the Members of the transactions contemplated hereby or thereby, will (a) conflict with or violate any material provision of the Certificate of Formation or Limited Liability Company Operating Agreement of the Company or the charter, by-laws or other organizational document of any Subsidiary or Dissolving Subsidiary (as defined in Section 3.4.5), (b) require on the part of the Company or any Subsidiary or Dissolving Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity the failure of which to obtain would have a Material Adverse Effect, (c) to the Knowledge of each of the Members, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or instrument to which the Company or any Subsidiary or any Dissolving Subsidiary is a party or by which the Company or any Subsidiary or any Dissolving Subsidiary is bound or to which any of their respective assets is subject, (d) to the Knowledge of each of the Members, result in the imposition of any security interest upon any assets of the Company or any Subsidiary or any Dissolving Subsidiary, or (e) to the Knowledge of each of the Members, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary, any Dissolving Subsidiary or any of their respective properties or assets.

3.4     Subsidiaries.

3.4.1  Section 3.4.1 of the Disclosure Schedule sets forth: (i) the name of each Subsidiary that is not in the process of being dissolved by the Company; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.  For the avoidance of doubt, the Members have represented that the only Subsidiary is Pagoda Marketing, Inc. (“Pagoda”).

3.4.2  Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Subsidiary is 100% owned by the Company, free and clear of all security interests and Encumbrances.  Each Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Members have delivered to the Buyer complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter, by-laws or other organizational documents. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 3.4.2 of the Disclosure Schedule, all shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act, as amended and state securities laws), claims, security interests, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

3.4.3 Section 3.4.3 of the Disclosure Schedule sets forth the financial statements for Pagoda (the “Pagoda Financial Statements”).  To the Knowledge of each of the Members, the Pagoda Financial Statements (i) are free from any and all material misstatements or omissions, (ii) have been prepared in accordance with the accepted and ordinary course accounting procedures of Pagoda applied on a consistent basis throughout the periods covered thereby, (iii) fairly present the consolidated financial condition, results of operations and cash flows of Pagoda as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of Pagoda.

3.4.4 Any and all employment agreements entered into by Pagoda are and/or will be terminated prior to Closing.  Any and all members of the board of directors and officers of Pagoda other than Hefter have resigned from their position(s) as of the Closing.

3.4.5 Section 3.4.5 of the Disclosure Schedule sets forth the name of each Subsidiary of the Company for which dissolution process have been commenced (each a “Dissolving Subsidiary” and collectively the “Dissolving Subsidiaries”).  To the Knowledge of the Members, each Dissolving Subsidiary has paid all appropriate Taxes and filed all Tax Returns in all appropriate jurisdictions.  To the Knowledge of the Members, the Dissolving Subsidiaries have no outstanding liabilities or debts.

3.4.6 The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture or other business association or entity which is not a Subsidiary.

3.5            Financial Statements. The Company has provided to the Buyer true, complete and correct copies of the Financial Statements.  To the Knowledge of each of the Members, the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (with the exception of the Most Recent Balance Sheet, which has been prepared in accordance with the accepted and ordinary course accounting procedures of the Company), (ii) fairly present the consolidated financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and (iii) are consistent with the books and records of the Company.

3.6     Absence of Certain Changes.  To the Knowledge of each of the Members, except as set forth in Section 3.6 of the Disclosure Schedule, since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Material Adverse Effect, and (b) there has not been:

3.6.1 Any change in the business assets, results of operations, financial condition, Liabilities, or prospects of the Company or any Subsidiary, which change by itself or in conjunction with all other such changes, whether or not arising in the Ordinary Course of Business, could have a Material Adverse Effect;

3.6.2 Any contingent Liability incurred by the Company or any Subsidiary as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, the Company or any Subsidiary with respect to the operation of its business;

3.6.3 Any Encumbrance placed on any of the assets of the Company or any Subsidiary that remains in existence on the date hereof or will remain on the Closing Date;

3.6.4 Any Liability incurred by the Company or any Subsidiary in its business other than Liabilities incurred in the Ordinary Course of Business consistent with the obligations under this Agreement (it being understood that claims relating to the failure to perform or the improper performance of services shall not be deemed to be incurred in the Ordinary Course of Business);

3.6.5 Any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any of the real or personal properties or assets of the Company or any Subsidiary used in its business other than in the Ordinary Course of Business;

3.6.6 Any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the assets of the Company or any Subsidiary or its business;

3.6.7 Any material dispute with employees or claim of unfair labor practices related to the Company or any Subsidiary; any change in the compensation payable or to become payable by the Company or any Subsidiary to any of its officers, employees, agents or independent contractors; or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

3.6.8 Any payment or discharge of a material Encumbrance or Liability of the Company or any Subsidiary that was not shown on the Most Recent Balance Sheet or incurred in the Ordinary Course of Business thereafter;

3.6.9 Any Liability incurred by the Company or any Subsidiary to any of its directors, managers, officers or employees, or any loans or advances made by the Company or any Subsidiary to any of such directors, managers, officers or employees, except normal compensation and expense reimbursement or severance payable to officers or employees;

3.6.10 Any change in accounting methods or practices, credit practices or collection policies used by the Company or any Subsidiary; or

3.6.11 Any other transaction entered into by the Company or any Subsidiary other than transactions in the Ordinary Course of Business.

3.7        Undisclosed Liabilities. To the Knowledge of each of the Members, neither the Company nor its Subsidiaries or Dissolving Subsidiaries has any Liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) Liabilities shown on the Most Recent Balance Sheet and (b) Liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and (c) contractual and other Liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

3.8         Tax Matters.

3.8.1 To the Knowledge of each of the Members, except as set forth in Section 3.8 of the Disclosure Schedule, the Company, and each Subsidiary and Dissolving Subsidiary has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects.  The term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.  Except as set forth in Section 3.8.1 of the Disclosure Schedule, the Company and each Subsidiary and Dissolving Subsidiary have paid on a timely basis all Taxes that were due and payable.

3.8.2 The Members have duly and validly filed an election on behalf of the Company on Form 2553 to be taxed as an “S” corporation under the Code and such and all other tax elections have been made in accordance with generally accepted practices. Such “S” election has not been revoked or terminated and neither the Company nor any Member has taken any action which would cause a termination of such “S” election.  Such “S” election shall remain in full force and effect through the Closing Date.

3.9     Ownership and Condition of Assets.  To the Knowledge of each of the Members, the Company is the true and lawful owner, and has good title to, all of the Company’s assets, free and clear of all security interests, except as set forth in Section 3.9 of the Disclosure Schedule. Each Subsidiary is the true and lawful owner, and has good title to, all assets purported to be owned by such Subsidiary, free and clear of all security interests, except as set forth in Section 3.9 of the Disclosure Schedule.

3.10     Membership Interest.  Except as set forth in Section 3.10 of the Disclosure Schedule, each of the Members is the true and lawful owner, and has good title to, its Membership Interest, free and clear of all security interests and Encumbrances.

3.11     No Real Property. Neither the Company nor any of its Subsidiaries nor any of the Dissolving Subsidiaries owns any real property.

3.12       Real Property Leases. Section 3.12 of the Disclosure Schedule lists all Leases. The Members have delivered to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

3.12.1 such Lease is valid;

3.12.2  such Lease is assignable by the Company or a Subsidiary to the Buyer without the consent or approval of any party, except as set forth in Section 3.12 of the Disclosure Schedule, and such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

3.12.3 to the Knowledge of each of the Members, neither the Company nor any Subsidiary nor any other party is, and the Company has not received any written notice that it is, in breach or violation of, or default under, any such Lease;

3.12.4 to the Knowledge of each of the Members, no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or any other party under such Lease;

3.12.5  to the Knowledge of each of the Members, there are no disputes, oral agreements or forbearance programs in effect as to such Lease; and

3.12.6  neither the Company nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

3.13     Intellectual Property.

3.13.1  Section 3.13.1 of the Disclosure Schedule lists each and every item of Intellectual Property owned, licensed or necessarily used by the Company or any Subsidiary.

3.13.2 To the Knowledge of each of the Members, each of the Company and the Subsidiaries owns or has the right to use all Intellectual Property. To the Knowledge of each of the Members, upon execution and delivery by the Members to the Buyer of this Agreement and all Ancillary Agreements, each item of Company Intellectual Property will be owned or available for use by the Buyer or such Subsidiary immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing.

Except as set forth in Section 3.13.2 of the Disclosure Schedule, neither the Company nor the Members have taken any measures to (a) protect the proprietary nature of any item of Intellectual Property, (b) maintain in confidence any Trade Secrets or confidential information that it owns or uses, or (c) register any trademarks or copyrights.  With respect to its trade-names and trademarks, only simple USPTO seaches were conducted on behalf of the Company to determine if similar trademarks were already issued and neither the Company nor any Member retained legal counsel or an outside search firm for clearance or other related purposes.  To the Knowledge of each of the Members, no other person or entity has any rights to any of the Intellectual Property owned by the Company or the Subsidiaries (except pursuant to agreements or licenses specified in Section 3.13.4 of the Disclosure Schedule).  To the Knowledge of each of the Members, no other person or entity is infringing, violating or misappropriating any of the Intellectual Property.

3.13.3 Except as set forth in Section 3.13.3 of the Disclosure Schedule, to the Knowledge of each of the Members, none of the Intellectual Property, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any intellectual property rights of any person or entity.  Section 3.13.3 of the Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation; and the Members have provided to the Buyer complete and accurate copies of all written documentation in the possession of the Company or any Subsidiary relating to any such complaint, claim, notice or threat. The Members have provided to the Buyer complete and accurate copies of all written documentation in the Company’s possession relating to claims or disputes known to the Company concerning any Intellectual Property.

3.13.4 Section 3.13.4 of the Disclosure Schedule identifies each license or other agreement pursuant to which the Company or a Subsidiary has licensed, distributed or otherwise granted any rights to any third party with respect to, any Intellectual Property.  To the Knowledge of each of the Members, except as described in Section 3.13.4 of the Disclosure Schedule, neither the Company nor any Subsidiary nor any Dissolving Subsidiary has agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any matter.

3.13.5  Section 3.13.5 of the Disclosure Schedule identifies each item of Intellectual Property that is owned by a party other than the Company or a Subsidiary, and the license or agreement pursuant to which the Company or a Subsidiary uses it (excluding off-the-shelf software programs licensed by the Company pursuant to shrink wrap licenses).

3.13.6 To the Knowledge of each of the Members, the Intellectual Property constituting the Company’s and each Subsidiary’s internal operating systems are free from significant defects or programming errors and conform in all material respects to the written documentation and specifications therefor.

3.14     Inventory.  All inventory of the Company and the Subsidiaries, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheet.

All inventories not written-off have been priced at the lower of cost or net realizable value on a first-in, first-out basis.  To the Knowledge of each of the Members, the quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Company and the Subsidiaries.

3.15     Contracts.

3.15.1 Section 3.15 of the Disclosure Schedule lists the following agreements (written or oral) to which the Company or any Subsidiary is a party as of the date of this Agreement:

(a)  any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $1,000 per annum or having a remaining term longer than twelve (12) months;

(b)  any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one (1) year, (B) which involves more than the sum of $10,000, or (C) in which the Company or any Subsidiary has granted manufacturing rights, most favored nation pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(c)  any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(d)  any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $10,000 or under, which it has imposed (or may impose) a security interest on any of its assets, tangible or intangible;

(e)  any agreement for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(f)  any agreement concerning confidentiality or noncompetition;

(g)  any employment or consulting agreement;

(h)  any agreement involving any current or former officer, director or member of the Company or an Affiliate thereof;

(i)  any agreement under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(j)  any agreement which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business); and

(k)  any other agreement (or group of related agreements) either involving more than $10,000 or not entered into in the Ordinary Course of Business.

3.15.2  The Members have delivered to the Buyer a true, complete and accurate copy of each agreement listed in Section 3.15 of the Disclosure Schedule, except as otherwise indicated in such Section 3.15 of the Disclosure Schedule.  To the Knowledge of each of the Members, with respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) for those agreements to which the Company is a party, the agreement is assignable by the Company to the Buyer without the consent or approval of any party (except as set forth in Section 3.3 and 3.15 of the Disclosure Schedule) and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; (iii) to the Knowledge of each of the Members, neither the Company nor any Subsidiary nor any other party is in breach or violation of, or default under, any such agreement; and (iv) to the Knowledge of each of the Members, no event has occurred, is pending or is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or any other party under such agreement.

3.16          Accounts Receivable. To the Knowledge of each of the Members, all accounts receivable of the Company and the Subsidiaries reflected on the Most Recent Balance Sheet (other than those paid since such date) are valid receivables and are current and collectible, net of the applicable reserve for bad debts on the Most Recent Balance Sheet.  To the Knowledge of each of the Members, all accounts receivable of the Company and the Subsidiaries that have arisen since the Most Recent Balance Sheet Date are valid receivables and are collectible, net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet.  Neither the Company nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $10,000 is subject to any contest, claim or setoff by such account debtor.

3.17           Legal Compliance.  To the Knowledge of each of the Members, except as set forth in Section 3.17 of the Disclosure Schedule, the Company and each Subsidiary and each Dissolving Subsidiary has complied in all material respects with all applicable laws of foreign, federal, state and local governments and all agencies thereof (collectively, “Laws”) applicable to its respective business and properties.  To the Knowledge of each of the Members, no Action, suit, proceeding, investigation, complaint or notice has been filed or commenced or threatened, against the Company or any Subsidiary or Dissolving Subsidiary alleging any failure to comply with Laws.

3.18     Permits.  To the Knowledge of each of the Members, except as set forth in Section 3.18 of the Disclosure Schedule, the Company and each Subsidiary has Permits required by applicable Laws for the carrying on of its current operations.

Each such Permit was validly issued, is in full force and effect, and is not subject to appeal or challenge.  To the Knowledge of each of the Members no suspension, cancellation or termination of any Permit is pending or threatened.  To the Knowledge of each of the Members, no Action, suit, proceeding, investigation, complaint or notice is pending or threatened that challenges or questions the validity of any rights of the Company or any Subsidiary as holder under any Permit or the legal right of the Company or any Subsidiary to own, operate and conduct its business.

3.19     Powers of Attorney; Bank Accounts.  There are no outstanding powers of attorney executed on behalf of the Company or the Subsidiaries.  Section 3.19 of the Disclosure Schedule sets forth an accurate and complete list of the names and locations of all financial institutions at which the Company and each Subsidiary maintains accounts of any nature or safe deposit boxes and the names of all persons authorized to draw thereon.

3.20     Litigation.  Except as set forth in Section 3.20 of the Disclosure Schedule, to the Knowledge of each of the Members, neither the Company nor any Subsidiary nor any Dissolving Subsidiary is a party to, nor are there pending or threatened, legal, administrative, arbitration or other proceedings, claims, Actions, suits or governmental investigations of any nature involving, affecting or relating to the Company or any Subsidiary or any Dissolving Subsidiary or the businesses thereof.

3.21     Employees.  Section 3.21 of the Disclosure Schedule contains a complete list of all employees of the Company and each Subsidiary, their respective titles as of the date hereof, and the 2007 and current compensation paid or payable to each such employee.  All employees were hired on an at-will basis, terminable by the Company without incurring any penalty, severance or termination obligation.  No employee is entitled to any severance, bonus, salary increase or other benefit as a result of the transactions contemplated hereby. To the Knowledge of each of the Members, the Company is and has at all material times been in compliance with all applicable laws regarding employment and employment practices, terms and conditions of employment, wages and hours.   To the Knowledge of each of the Members, the Company is not and has at all material times not been, and the Company has not received any written notice that it is or at any material time has been, engaged in any unfair labor practice.

3.22     Independent Contractor.  Section 3.22 of the Disclosure Schedule contains a complete list of all independent contractors of the Company and each Subsidiary, as of the date hereof, their respective dates of engagement, compensation paid or payable, services provided or to be provided, and the duration of the engagement.  No independent contractor is entitled to any benefits, if any, provided by the Company to its employees.  No partnership, joint venture or employee/employer relationship is created with such independent contractors.  The Company and each Subsidiary have not and are not responsible for withholding taxes with respect to the any independent contractors’ compensation.

3.23     Employee Benefits.  Except as set forth in Section 3.23 of the Disclosure Schedule, to the Knowledge of each of the Members, neither the Company nor any Subsidiary maintains or contributes to any employee benefit plan, as defined in the Employee Retirement Income Security Act of 1974 (29 U.S.C. § 1001, et seq.) (“ERISA”), including providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents.

3.24     Guaranties.  Except as set forth in Section 3.24 of the Disclosure Schedule, neither the Company nor any Subsidiary is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other entity.

3.25     Environmental, Health, and Safety Matters.  Except as set forth in Section 3.25 of the Disclosure Schedule, to the Knowledge of each of the Members, the Company and each Subsidiary:

3.25.1 have complied in all material respects and are in material compliance with all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, as now in effect (collectively, “Environmental, Health and Safety Requirements”);

3.25.2 have obtained, and at all times have complied and are in compliance with, all Permits currently required pursuant to Environmental, Health, and Safety Requirements for the operation of the Company and the Subsidiaries;

3.25.3 has not received any written or verbal, notice or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them arising under Environmental, Health, and Safety Requirements; and

3.25.4 has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance), in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.

3.26     Brokers’ Fees.  The Company has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

3.27       Due Diligence. Except as set forth in Section 3.27 of the Disclosure Schedule, the Members have received the Buyer’s due diligence checklist (“Due Diligence Checklist”) attached as Exhibit 5 and have provided Buyer any and all documents pursuant to such Due Diligence Checklist.

ARTICLE IV

4. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Members that the statements contained in this Article 4 are true and correct and will be true and correct as of the Closing Date.

4.1        Organization of Buyer.  Buyer is a corporation duly formed and validly existing under the laws of the State of Delaware.

4.2        Authorization of Transaction.  Buyer has full legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

4.3          Investigation. Buyer and its representatives and agents have had, and exercised prior to the date hereof, the right to make all inspections and investigations of the Company and the Subsidiaries deemed necessary or desirable by the Buyer.  The Buyer is purchasing the Membership Interests based solely on the results of its inspections and investigations, and not on any representation or warranty, express or implied, of the Members not expressly set forth in this Agreement. Buyer has reviewed the documents provided pursuant to Buyer’s Due Diligence Checklist, and all Contracts described in Section 3.15 of the Disclosure Schedule.

4.4            Buyer Bears Economic Risk.  Buyer has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the transaction contemplated by this Agreement and to make an informed investment decision with respect to such purchase.

4.5             Other Shareholders’ Rights. Buyer represents and warrants that none of its existing shareholders, as of the date hereof, have been granted any registration rights, either demand, piggyback or otherwise.

4.6          Financial Covenants.  Buyer represents and warrants that it is entering into the transaction contemplated in this Agreement in good faith and with the expectation that Buyer will be able to fulfill all financial obligations imposed under the terms of this Agreement.

4.7             Pre-Closing Investigation.  Except as provided in a Schedule to be delivered by Buyer to the Members at the Closing, Buyer is not aware, based on Buyer’s initial review of Sellers’ Disclosure Schedule and Buyer’s understanding of Sellers’ representations and warranties set forth in Article III above, of any facts or circumstances that would serve as the basis for a claim by Buyer against the Members for a breach of any of the representations and warranties of the Members in Article III, or breach of any Members’ covenants or agreements to be performed at or prior to Closing.  Buyer shall thus be deemed to have waived any claims against the Members for breach of any of the Members’ representations, warranties, covenants or agreements set forth herein to the extent that Buyer had awareness of such claims or the factual basis therefore as of the Closing.

ARTICLE V

5.        POST-CLOSING COVENANTS

5.1        General.  Each of the Parties will, after the Closing Date, use his or its commercially reasonable efforts to take all action, obtain all required consents, and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement, including the execution of any documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out the transactions contemplated hereby.  Without limiting the foregoing, the Members shall use best efforts (i) to obtain all necessary waivers, consents and approvals from other parties to the Contracts (or portions of Contracts) to be assumed by Buyer, (ii) to obtain all necessary Permits as are required to be obtained under any Regulations, (iii) to give all notices to, and make all registrations and filings with third parties, including submissions of information requested by governmental authorities, and (iv) to fulfill all conditions of this Agreement.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

5.2        Pre-Closing Taxes.  Each of the Members represents, warrants and covenants to Buyer that:

5.2.1 The Members and each of them are solely responsible for the payment(s) of any and all Taxes and Tax-related Liabilities for all periods of time through the Closing Date (the “Members’ Tax Periods”).

5.2.2 The Members acknowledge that Buyer, on behalf of the Company, will issue K-1s to the Members for the stub periods 1/1/08-4/30/08 (the “Partnership Stub Period”) and 5/1/08-Closing (the “S Corporation Stub Period”).  The Members further acknowledge that Buyer, on behalf of the Company, shall cause to be filed appropriate Tax returns and other filings on behalf of the Company and each Subsidiary and Dissolving Subsidiary with all appropriate federal, state and foreign jurisdictions for the Partnership Stub Period and the S Corporation Stub Period.  Buyer agrees and acknowledges that any supplemental schedules and/or information to be filed with or included in the Company’s and/or the Members’ Tax returns shall be, to the extent possible, jointly prepared by the Company’s and the Members’ Tax advisors, and Buyer agrees to reasonably cooperate with the Members in connection with the preparation and filing of all Tax returns in respect of the Members’ Tax Periods; provided, however, that the Company shall have the sole and exclusive right to approve any and all Company Tax returns or related filings.  The actual costs of preparing and filing any such Tax returns and supplemental filings in respect of such Members’ Tax Periods shall be the sole responsibility of the Members.

5.2.3 The Members and each of them shall jointly and severally indemnify, defend and hold Buyer harmless from and against any and all Taxes and Tax-related Liabilities (including any and all filing and other related costs and expenses and reasonable attorney’s and accountant’s fees, costs and expenses) incurred by Buyer as a result of any Member’s breach of any representation, warranty or covenant set forth in this Section 5.2.  In addition to the foregoing indemnification rights and without waiving any other rights at law or equity, in the event that Buyer pays or incurs any such Tax or Tax-related Liability in respect of the Members’ Tax Periods, Buyer shall have the right to offset any such payments against any amounts otherwise payable to the Members under the Note or the Earn-Out.  For the avoidance of doubt, the Members’ obligation to defend and indemnify Buyer under this Section 5.2 shall survive the Closing indefinitely, or for the longest period of time allowed by law, and shall not be subject to any of the provisions of Article VIII.

5.3 Form 8-K. Buyer shall prepare a Current Report on Form 8-K regarding the terms of the transaction under this Agreement, which Form 8-K will be filed with the Securities and Exchange Commission no later than four (4) Business Days following the execution date of this Agreement.

ARTICLE VI

6.        CONDITIONS TO OBLIGATION TO CLOSE

6.1        Conditions to Obligation of the Buyer.  The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

6.1.1 the representations and warranties set forth in Article 3 above shall be true and correct in all material respects at and as of the Closing Date;

6.1.2 each of the Members shall have performed and complied with all of their covenants hereunder in all material respects through the Closing Date;

6.1.3 the Members shall have executed and delivered to Buyer such closing documents as Buyer, or its counsel, may reasonably request, including without limitation, consents of the Members, all consents and approvals of third parties, including governmental authorities and executed Agreement in order to consummate the transactions contemplated by this Agreement;

6.1.4 since the Most Recent Balance Sheet Date, there shall not have been any change in the condition (financial or other), business, results of operations, prospects, assets, Liabilities or operations of the Company or the Subsidiaries that could have a Material Adverse Effect.

6.1.5 no Action shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would prevent consummation of any of the transactions contemplated by this Agreement or cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

6.1.6 Buyer shall have completed its legal, business and financial due diligence investigation of the Company and the Subsidiaries to its satisfaction;

6.1.7 all acts to be taken by the Members in connection with consummation of the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer; and

6.1.8 a two (2) year audit (the “Audit”) of the Financial Statements of the Company shall have been conducted and completed by a Public Company Accounting Oversight Board (“PCAOB”) firm to be selected by the Members’ Agent and approved by Buyer, such approval not to be unreasonably withheld, and all costs associated therewith to be paid by Buyer, and such Audit shall not have revealed any material adverse information regarding the Company or any Subsidiary and shall otherwise be acceptable to the Buyer in its sole reasonable discretion; provided, that such audited Financial Statements conducted and completed by such PCAOB shall not have any Material Adverse Effect in the business operations, prospects, assets, results of operations or conditions of the Company or each Subsidiary; and

6.1.9 that the certain loan made by the Company to Hefter in the amount of $27,989.84 in 2007 shall have been forgiven by the Company and the Members shall have approved such loan forgiveness.

Buyer shall be deemed to have waived any condition not satisfied prior to Closing if it elects to close the transactions contemplated by this Agreement.

6.2        Conditions to Obligation of the Members.  The obligation of the Members to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

6.2.1 the representations and warranties set forth in Article 4 above shall be true and correct in all material respects at and as of the Closing Date;

6.2.2 Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing Date;

6.2.3 Buyer shall have delivered to the Members the Purchase Price as set forth in Article 2; and

6.2.4  all acts to be taken by the Buyer in connection with consummation of the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Members.

The Members shall be deemed to have waived any condition not satisfied prior to Closing if they elect to close the transactions contemplated by this Agreement.

ARTICLE VII

7.        RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING

7.1        Books and Records; Tax Matters; Other Cooperation.

7.1.1 Books and Records.  Each Party shall cooperate with and make available to the other Party, during normal business hours, all Books and Records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose.

7.1.2 Tax Matters.  The Parties shall (i) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to Liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period.  Without limiting the generality of the foregoing, the Parties shall each retain, until the applicable statutes of limitation (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such Tax Returns for all Tax periods or portions thereof ending on or before the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

7.1.3 Transition.  The Members shall not take any action that is designed or intended to have the effect of discouraging any actual or potential lessor, licensor, customer, supplier or other business associate of the Company or the Subsidiaries from maintaining the same business relationship with Buyer after the Closing as it maintained with the Company prior to the Closing.

7.2        Employee Matters.

7.2.1 Nothing in this Agreement shall confer upon any Company employee any right with respect to continuance of employment by Buyer, nor shall anything interfere with the right of Buyer to terminate the employment of any Company employee at any time, with or without cause, or restrict Buyer in the exercise of its independent business judgment in modifying any of the terms or conditions of employment of any Company employees.  No provision of this Agreement shall create any third party beneficiary rights in any Company employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to (i) the compensation, terms and conditions of employment and benefits that may be provided by Buyer or under any benefit plan that Buyer may maintain or (ii) any of the transactions contemplated by this Agreement.

7.2.2 The Members acknowledge and agree that the Company shall be responsible for providing continuation coverage as required by Section 4980B of the Code or similar state law (“COBRA”), under any group health plan maintained by the Company, to Company employees and other qualified beneficiaries under COBRA with respect to such employees, who have a COBRA qualifying event (due to termination of employment or otherwise) prior to or in connection with the transactions contemplated by this Agreement (the “Continuees”).  The Members shall indemnify and hold Buyer harmless from any and all Damages incurred by Buyer as a result of (i) the failure of the Company to comply with any of the requirements of COBRA, including applicable notice requirements, or (ii) any obligation imposed on Buyer to provide COBRA continuation coverage for any of the Continuees by reason of the Company and members of its controlled group (as determined for purposes of COBRA) ceasing to maintain a group health plan.

7.3        Survival of Representations.  Except as provided in Section 8.5 below, each of the Parties’ representations and warranties as set forth in Articles 3 and 4, shall survive the Closing Date for a period of eighteen (18) months.

7.4        Ongoing Operation of the Company.  Unless and until Buyer has disbursed to the Members all amounts payable pursuant to the Note, Buyer shall not (i) dissolve the Company or otherwise cause the Company to cease to exist, (ii) encumber or otherwise transfer any of the assets of the Company that are subject to terms of the Security Agreement, or (iii) encumber the Collateral (as defined in the Security Agreement).

ARTICLE VIII

8.        INDEMNIFICATION

8.1        Indemnification by the Member

s.  Subsequent to the Closing Date, except as set forth in Section 5.2, each Member shall, severally and proportionally to such Member’s Percentage Interest (as set forth on Schedule A), indemnify and hold Buyer, its Affiliates, successors and assigns and persons serving as current and future officers, directors, partners, managers, stockholders, employees, attorneys and agents thereof (individually a “Buyer Indemnified Party” and collectively the “Buyer Indemnified Parties”) harmless from and against any and all Damages that may be sustained or suffered by any of them arising out of or based upon any fraud, intentional misrepresentation or the cause or knowledge of a deliberate or willful breach of any representations, warranties or covenants of the Members under this Agreement or in any agreement, document, certificate, schedule or exhibit delivered pursuant hereto, or any other breach of any representation, warranty or covenant of the Members under this Agreement or in any agreement, document, certificate, schedule or exhibit delivered pursuant hereto, or by reason of any Action asserted or instituted growing out of any matter or thing constituting a breach of such representations, warranties or covenants.

8.2        Indemnification by Buyer

8.3 .          Buyer shall indemnify and hold the Members and their attorneys and agents thereof (individually a “Member Indemnified Party” and collectively the “Member Indemnified Parties”) harmless from and against any Damages which may be sustained or suffered by any of them arising out of or based upon any breach of any representation, warranty or covenant made by Buyer in this Agreement or in any agreement, document, certificate, schedule or exhibit delivered by Buyer hereunder, or by reason of any claim, Action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach.

8.3       Indemnification Procedure.

8.3.1 The term “Indemnified Party” shall mean the Buyer Indemnified Party or Buyer Indemnified Parties or the Member Indemnified Party or Member Indemnified Parties, as the case may be, and the term “Indemnifying Party” shall mean the indemnifying party referred to herein.

8.3.2 The Indemnified Party shall use commercially reasonable efforts to mitigate any Damages in respect of which indemnity may be sought hereunder.  The Indemnified Party shall give written notice (the “Indemnification Notice”) to the Indemnifying Party within ninety (90) days after discovery by the Indemnified Party of any matters that may be reasonably expected to give rise to a claim for indemnification or reimbursement under this Agreement, specifying in reasonable detail the nature and estimated amount of the claim; provided, however, that failure to give such notice shall not affect the indemnification obligations of the Indemnifying Party hereunder in the absence of actual prejudice and then shall limit such obligations only to the extent of such prejudice.

8.3.3 With respect to any Action, proceeding or claim that is brought by a third party against an Indemnified Party, the Indemnified Party shall be entitled to select counsel of its choice.

8.3.4 The Indemnified Party shall cooperate fully in the defense of any such Action, proceeding or claim.  The Indemnified Party shall keep the Indemnifying Party reasonably informed at all times as to the status of the defense.  Neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the other party, which shall not be unreasonably withheld, delayed or conditioned.

8.4        Limitation of Liability.  Except as set forth in Section 5.2:

8.4.1 Basket. No Member shall have any obligation to indemnify Buyer pursuant to Section 8.1 until and unless:

(a) the aggregate amount of any Damages suffered by Buyer for which indemnification would otherwise be due from any Member equals or exceeds $25,000; and

(b) Buyer sends written notice, signed by a senior executive officer of Buyer, to such Member(s) setting forth the calculation of any such Damages or which indemnification is due, and that such calculation of Damages has been prepared in good faith.

8.4.2 Indemnification Cap; Order of Priority.  No Member shall be obligated to indemnify Buyer from and against Damages in an amount that exceeds the pro rata portion of the Purchase Price paid to such Member (the “Cap Amount”). For purposes of indemnification made pursuant to Section 8.1, the Cap Amount shall be payable subject to the following order of priority:

(a) An amount equal to the cash consideration received by such Member pursuant to Sections 2.2.1, 2.2.2, and 2.2.4 of this Agreement (the “Cash Indemnification Amount”);

(b) To the extent that the Cash Indemnification Amount is insufficient to cover the amount due to Buyer, the Member shall, at Buyer’s option, either:

(i) Surrender to Buyer all or a portion of the Shares issued to such Member pursuant to Section 2.2.3 of this Agreement (the “Member Shares”), valued as of the closing trading value of the Member Shares on the Indemnification Trigger Date (as defined below); or

(ii) Use his best efforts to sell all or a portion of the Member Shares at the highest possible market rate and remit the proceeds of such sale to Buyer.

(c) To the extent that all or a portion of the Cash Indemnification Amount is sufficient to cover the amount due to Buyer under Section 8.1, the Member shall have no obligation to surrender or sell any portion of the Member Shares; moreover, to the extent that the value of the Member Shares surrendered pursuant to Section 8.4.2(b)(i) or sold pursuant to Section 8.4.2(b)(ii) is sufficient to cover the amount due to Buyer, the Member shall have no obligation to surrender or sell any additional portion of the Member Shares.

Notwithstanding the forgoing, nothing in this Section 8.4.2 should be construed as creating an obligation to hold in escrow or otherwise segregate any cash or Shares received by the Members pursuant to this Agreement.  The Parties acknowledge and agree that the Members are specifically not obligated to hold in escrow or otherwise segregate any portion of the consideration received pursuant to the terms of this Agreement.

8.4.3 Indemnification Trigger Date.  No Party shall be obligated to indemnify another Party pursuant to this Section 8 against any Damages unless and until such claim giving rise to such Damages has been fully adjudicated and all appeals available thereunder have been fully exhausted, or settled with the consent of the Indemnifying Party (the “Indemnification Trigger Date”).

8.4.4 NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, IN NO EVENT SHALL THE PARTIES OR ANY ONE OF THEM BE LIABLE TO ANY OTHER PARTY FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES, REGARDLESS OF THE LEGAL OR EQUITABLE THEORY, WHETHER FORESEEABLE OR UNFORESEEABLE, UPON WHICH THE CLAIM IS BASED, ARISING OUT OF A BREACH OR FAILURE OF AN EXPRESS OR IMPLIED WARRANTY OR CONDITION, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE.

     8.5        Survival for Indemnification

8.6 .  Each of the Parties’ representations and warranties made in this Agreement, or in any certificate or other document delivered pursuant to this Agreement or in connection with this Agreement, shall survive the Closing Date for a period of sixty (60) days following the expiration of all statutes of limitations applicable to the matters covered thereby, provided, however, that the representations and warranties which are the basis for any such claims asserted under this Agreement prior to the expiration of such applicable time periods will also survive until the final resolution of those claims.

ARTICLE IX

9.        TERMINATION OF AGREEMENT

9.1        Termination.  At any time prior to the Closing Date, this Agreement may be terminated as follows:

9.1.1 by written consent of each of the Parties to this Agreement;

9.1.2 Buyer may terminate this Agreement by giving written notice to the Members at any time prior to the Closing Date in the event (i) any of the Members have breached any representation, warranty or covenant contained in this Agreement in any material respect, Buyer has notified the Members of such breach, and (ii) such breach has continued without cure for a period of ten (10) Business Days after the notice of breach; and

9.1.3 The Members may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing Date in the event (i) Buyer has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Members have notified Buyer of such breach, and (ii) such breach has continued without cure for a period of ten (10) Business Days after the notice of breach.

9.2        Effect of Termination

9.3 .  All obligations of the Parties hereunder shall cease upon any termination pursuant to Section 9.1.

ARTICLE X

10.       MISCELLANEOUS

10.1       Fees and Expenses

1.1.1 .  Except as otherwise specified in this Agreement, each Party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such Party in preparation for carrying this Agreement into effect.  Notwithstanding anything in the foregoing to the contrary, the Members shall be responsible for any documentary and transfer taxes and any sales, use or other Taxes imposed by reason of the transfer of the Membership Interests provided hereunder and any deficiency, interest or penalty asserted with respect thereto, shall file in a timely manner all Tax Returns relating to such taxes and shall hold Buyer harmless for same.

10.2       Entire Agreement.  This Agreement, including the schedules and exhibits hereto, and Ancillary Agreements reflects the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all previous written or oral negotiations, commitments and writings.  No promises, representations, understandings, warranties and agreements, whether written or oral, have been made by any of the Parties hereto, except as referred to in this Agreement, including the schedules and exhibits hereto, all of which are incorporated herein by reference.

10.3       Notices.  Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered or sent by facsimile transmission, upon receipt, or if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three (3) Business Days after deposit in United States post office facilities properly addressed with postage prepaid.  All notices to a Party will be sent to the addresses set forth below or to such other address or person as such Party may designate by notice to each other Party hereunder:

TO BUYER:	AdEx Media, Inc.
883 North Shoreline Blvd #A200
Mountain View, CA
Attention: Ben Zadik, Chief Financial Officer
Fax: 650-396-5400

With a copy to:	Eric K. Ferraro, Esq.
Bullivant Houser Bailey PC
601 California Street, Suite 1800
San Francisco, CA 94108-2823
Fax: 415-352-2701

TO MEMBERS’ AGENT:	Dennis Hefter
6899 Winchester Cr.
Suite 103
Boulder, CO 80301

With a copy to:	Giovanni Ruscitti, Esq.
Berg Hill Greenleaf & Ruscitti LLP
Boulder, CO 80302
Fax: 303-402-1601

                      Any notice given hereunder may be given on behalf of any Party by its counsel or other authorized representatives.

10.4       No Third-Party Beneficiaries

1.1.2 .  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

10.5       Construction.  Buyer and the Members have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

10.6       Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Party without the prior written consent of the other Party; provided, however, that Buyer may, without consent, assign all such rights to any corporation, partnership, limited liability company or other entity that controls, is controlled by or under common control with Buyer or to any entity that acquires substantially all of the assets of Buyer or survives any merger with Buyer.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.7       Captions.  The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof.

10.8       Gender.  The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.

10.9       Counterparts; Faxed Signatures.  For the convenience of the Parties hereto and to facilitate execution, this Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.  The Parties agree that signatures received by facsimile or scanned electronic transmission shall be deemed to be original signatures.

10.10      Amendments.  This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each Party hereto, or in the case of a waiver, the Party waiving compliance.

10.11      Cumulative Remedies.  All rights and remedies of either Party hereto are cumulative of each other and of every other right or remedy such Party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

10.12      Publicity and Disclosures.  The Members shall not issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer.

10.13      Governing Law.  This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by the law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

10.14      Attorney’s Fees.  If either Party to this Agreement brings an Action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including reasonable attorneys’ fees and expenses, incurred by such party in connection with such Action, including any appeal of such Action.

10.15 WAIVER OF JURY TRIAL. EACH OF BUYER AND THE MEMBERS, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER OR MEMBERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Signature Page Follows]

In Witness Whereof, the Parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

AdEx Media, Inc.	Member
By:
Name:
Title:	Blair McNea

Member	Member
Dennis Hefter	Giovanni Ruscitti

Member	Member
Robert S. Lazzeri	James Walker

Member	Member
Brian C. Frutchey	Michael Scott Leslie

Member	Member
Emmett M. Lien III	Cheri Belz

Member
Robert Sensenig

EXHIBIT 1

SENIOR SECURED PROMISSORY NOTE

EXHIBIT 2

SECURITY AGREEMENT

EXHIBIT 3

LOCK-UP AND SHARE RELEASE AGREEMENT

EXHIBIT 4

EMPLOYMENT AGREEMENT

EXHIBIT 5

BUYER’S DUE DILIGENCE CHECKLIST

SCHEDULE A

MEMBERS

Name and Address	Number of Units	Percentage Interest

1. Dennis Hefter	300,000	30.00%

2. Giovanni Ruscitti	25,000	2.50%

3. Robert S. Lazzeri	20,000	2.00%

4. James Walker	190,000	19.00%

5. Brian C. Frutchey	100,000	10.00%

6. Michael Scott Leslie	100,000	10.00%

7. Emmett M. Lien III	25,000	2.50%

8. Cheri Belz	25,000	2.50%

9. Robert Sensenig	25,000	2.50%

10. Blair McNea	190,000	19.00%

		100.00%

SCHEDULE B

SHARE LOCKUP AND RELEASE SCHEDULE

Date                                                                                                Percent of Shares Released

12 month anniversary of Share issuance date                                                                                                                     20%

13 month anniversary of Share issuance date                                                                                                                     15%

14 month anniversary of Share issuance date                                                                                                                     15%

15 month anniversary of Share issuance date                                                                                                                     15%

16 month anniversary of Share issuance date                                                                                                                     15%

17 month anniversary of Share issuance date                                                                                                                     10%

18 month anniversary of Share issuance date                                                                                                                     10%

SCHEDULE C

EARN OUT

12 Month Forecasted Revenue from Closing Date: $7,532,036

December 31, 2007 FY Audited Revenue: $4,786,810

Ear Out to be paid if 12 month revenue from Closing Date is $7,532,036=$500,000

Earn Out to be paid if 12 month revenue from Closing Date is $5,791,697=$0

Earn Out to be paid if 12 month revenue from Closing Date is between $5,792,698 and $7,532,035 shall be calculated pro-rata based on the above scale.

For example:

Earn Out to be paid if 12 month revenue from Closing Date is $6,000,000=$59,846

Earn Out to be paid if 12 month revenue from Closing Date is $6,500,000=$203,496

Earn Out to be paid if 12 month revenue from Closing Date is $7,000,000=$347,146

DISCLOSURE SCHEDULE